LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

September 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Ada D. Sarmento

Re:	Lindblad Expeditions Holdings, Inc.
Registration Statement on Form S-3 (Registration No. 333-206657)

Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Lindblad Expeditions Holdings, Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m., eastern time, on September 16, 2015, or as soon as practicable thereafter.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lindblad Expeditions Holdings, Inc.

By:	/s/ Sven-Olof Lindblad
Sven-Olof Lindblad
Chief Executive Officer